CIBT EDUCATION GROUP INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOVEMBER 30, 2012

UNAUDITED

 CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102, the Company discloses that its external auditors have not reviewed the accompanying condensed consolidated interim financial statements, notes to the condensed consolidated interim financial statements and the related Management’s Discussion and Analysis.

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	As at November 30, 2012	As at August 31, 2012

ASSETS

CURRENT
Cash and cash equivalents	$6,614,263	$7,964,476
Restricted cash	257,500	257,500
Accounts receivable	10,300,763	8,624,143
Prepaid expenses	757,328	826,968
Inventory	479,387	463,626

TOTAL CURRENT ASSETS	18,409,241	18,136,713

DUE FROM RELATED PARTIES (Note 9)	60,000	62,500
PROPERTY AND EQUIPMENT	3,338,711	3,519,170
INTANGIBLE ASSETS (Notes 3)	12,656,688	12,248,526
GOODWILL	8,485,791	8,485,791
DEFERRED INCOME TAX ASSETS	2,299,061	2,299,061

TOTAL ASSETS	$45,249,492	$44,751,761

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$4,547,676	$4,695,590
Provisions	272,792	427,814
Income taxes payable	530,388	523,654
Deferred educational revenue	19,080,994	17,443,635
Current portion of finance lease obligations	144,521	167,902
Current portion of long-term debt (Note 4)	1,402,712	1,552,712
Due to related parties (Note 9)	77,653	38,917

TOTAL CURRENT LIABILITIES	26,056,736	24,850,224

FINANCE LEASE OBLIGATIONS	571,569	575,456
LONG-TERM DEBT (Note 4)	31,520	31,520
DEFERRED INCOME TAX LIABILITIES	2,191,708	2,191,708

TOTAL LIABILITIES	28,851,533	27,648,908

EQUITY

SHARE CAPITAL (Note 5)	48,182,766	48,182,766
RESERVES	2,166,234	2,204,006
DEFICIT	(35,197,751)	(34,561,006)
ACCUMULATED OTHER COMPREHENSIVE LOSS	23,567	12,152

EQUITY ATTRIBUTABLE TO CIBT EDUCATION GROUP INC. SHAREHOLDERS	15,174,816	15,837,918

NON-CONTROLLING INTERESTS	1,223,143	1,264,935

TOTAL EQUITY	16,397,959	17,102,853

TOTAL LIABILITIES AND EQUITY	$45,249,492	$44,751,761

SUBSEQUENT EVENTS (Note 11)

Approved on behalf of the Board:

"Toby Chu"	"Troy Rice"
Toby Chu, Chief Executive Officer & Director	Troy Rice, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(Unaudited)

	Three Months Ended November 30, 2012	Three Months Ended November 30, 2011

REVENUES
Educational	$12,105,142	$12,127,300
Design and advertising	479,126	516,063
Commissions and referral fees	153,041	-

	12,737,309	12,643,363

DIRECT COSTS
Educational	5,553,947	5,565,627
Design and advertising	199,963	224,373
Commissions and referral fees	85,883	-

	5,839,793	5,790,000

OTHER EXPENSES
General and administrative (Note 7)	7,020,264	6,534,751
Amortization of property, equipment and intangible assets (excluding agency fees)	372,556	307,917
Share-based payment expense	29,945	12,738
Business development costs	-	16,511

	7,422,765	6,871,917

	(525,249)	(18,554)

INTEREST INCOME	671	1,562
FOREIGN EXCHANGE GAIN	11,906	75,998
FINANCE COSTS	(15,549)	(35,660)
GAIN ON DISPOSAL OF ASSETS	-	3,583

INCOME (LOSS) BEFORE INCOME TAXES	(528,221)	26,929

INCOME TAX
Current income tax recovery (expense)	-	(12,539)
Deferred income tax recovery (expense)	-	36,907

	-	24,368

NET INCOME (LOSS)	$(528,221)	$51,297

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(636,745)	$(87,997)
Non-controlling interests	108,524	139,294

NET INCOME (LOSS)	$(528,221)	$51,297

BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE	$(0.01)	$0.00

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING BASIC AND DILUTED	67,992,325	66,826,987

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three Months Ended November 30, 2012	Three Months Ended November 30, 2011

NET INCOME (LOSS)	$(528,221)	$51,297
OTHER COMPREHENSIVE INCOME (LOSS):
Unrealized foreign exchange translation adjustment	11,099	80,256

TOTAL COMPREHENSIVE LOSS:	$(517,122)	$131,553

ATTRIBUTABLE TO:
CIBT Education Group Inc. shareholders	$(625,330)	$(66,461)
Non-controlling interests	108,208	198,014

	$(517,122)	$131,553

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

	Share Capital		Reserves			Accumulated
						Other
	Number of			Share-		Comprehensive		Total	Non-
	Common	Dollar		Based	Treasury	Income		Shareholders’	Controlling	Total
	Shares	Amount	Warrants	Payments	Shares	(Loss)	Deficit	Equity	Interests	Equity

Balance, August 31, 2011	71,949,344	$48,182,766	$2,415,473	$3,241,479	$(3,304,055)	$(2,331)	$(33,378,462)	$17,154,870	$1,145,567	$18,300,437

Unrealized translation adjustments	-	-	-	-	-	21,536	-	21,536	58,720	80,256

Net income (loss) for the period	-	-	-	-	-	-	(87,997)	(87,997)	139,294	51,297

						21,536	(87,997)	(66,461)	198,014	131,553

Share-based payments	-	-	-	12,738	-	-	-	12,738	-	12,738

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(200,000)	(200,000)

Purchase of treasury shares	-	-	-	-	(23,250)	-	-	(23,250)	-	(23,250)

Balance, November 30, 2011	71,949,344	48,182,766	2,415,473	3,254,217	(3,327,305)	19,205	(33,466,459)	17,077,897	1,143,581	18,221,478

Unrealized translation adjustments	-	-	-	-	-	(7,053)	-	(7,053)	(24,133)	(31,186)

Net income (loss) for the period	-	-	-	-	-	-	(1,094,547)	(1,094,547)	229,362	(865,185)

						(7,053)	(1,094,547)	(1,101,600)	205,229	(896,371)

Share-based payments	-	-	-	165,826	-	-	-	165,826	-	165,826

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(83,875)	(83,875)

Purchase of treasury shares	-	-	-	-	(304,205)	-	-	(304,205)	-	(304,205)

Balance, August 31, 2012	71,949,344	48,182,766	2,415,473	3,420,043	(3,631,510)	12,152	(34,561,006)	15,837,918	1,264,935	17,102,853

Unrealized translation adjustments	-	-	-	-	-	11,415	-	11,415	(316)	11,099

Net income (loss) for the period	-	-	-	-	-	-	(636,745)	(636,745)	108,524	(528,221)

						11,415	(636,745)	(625,330)	108,208	(517,122)

Share-based payments	-	-	-	29,945	-	-	-	29,945	-	29,945

Payments to non-controlling interests	-	-	-	-	-	-	-	-	(150,000)	(150,000)

Purchase of treasury shares	-	-	-	-	(67,717)	-	-	(67,717)	-	(67,717)

Balance, November 30, 2012	71,949,344	$48,182,766	$2,415,473	$3,449,988	$(3,699,227)	$23,567	$(35,197,751)	$15,174,816	$1,223,143	$16,397,959

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended November 30, 2012	Three Months Ended November 30, 2011

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(528,221)	$51,297
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets (including agency fees)	1,912,000	1,539,880
- share-based payment expense	29,945	12,738
- income tax recovery	-	(36,907)
- gain on disposal of assets	-	(3,583)

	1,413,724	1,563,425

Net changes in non-cash working capital items (Note 8)	(270,856)	1,898,395

NET CASH FROM (USED IN) OPERATING ACTIVITIES	1,142,868	3,461,820

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(67,053)	(36,141)
Acquisition of intangible assets	(2,063,827)	(1,458,423)

NET CASH FROM (USED IN) INVESTING ACTIVITIES	(2,130,880)	(1,494,564)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Treasury share transactions	(67,717)	(23,250)
Advances from related parties	41,236	15,581
Non-controlling interest draws	(150,000)	(200,000)
Finance lease obligation	(31,748)	(25,657)
Long-term debt repayments	(150,000)	(150,000)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(358,229)	(383,326)

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(3,972)	44,395

NET INCREASE (DECREASE) IN CASH	(1,350,213)	1,628,325

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,964,476	6,456,568

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,614,263	$8,084,893

The accompanying notes are an integral part of these condensed consolidated interim financial statements

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
November 30, 2012
(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Nature of operations
CIBT Education Group Inc. (the “Company”) is an educational management organization headquartered in Vancouver, British Columbia, Canada.  The Company’s current business operations include education and media communications.  The Company currently has four principal business units/segments, being CIBT School of Business & Technology Corp. (“CIBT”), Sprott-Shaw Degree College Corp. (“SSDC”), KGIC Language College Corp. (“KGIC”), and IRIX Design Group Inc. (“IRIX”).  The Company’s education business is conducted through CIBT and its subsidiaries in Asia, and through SSDC and KGIC in Canada.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the United States.

The head office, principal address, and registered and records office of the Company are located at Suite 1200, 777 West Broadway, Vancouver, British Columbia, Canada.

NOTE 2 – BASIS OF PREPARATION

Basis of preparation and statement of compliance
These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These financial statements were prepared on a going-concern basis, under the historical cost convention, as modified by financial assets and financial liabilities recorded at fair value through profit or loss.

The financial statements were approved by the Company’s Board of Directors and authorized for issue on January 13, 2013.

Principles of consolidation
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries.  All intercompany transactions, balances, revenues and expenses have been eliminated on consolidation.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 3 – INTANGIBLE ASSETS

Total intangible assets	November 30, 2012	August 31, 2012

Intangible assets with definite life	$4,603,695	$4,195,533
Intangible assets with indefinite life	8,052,993	8,052,993

Total intangible assets	$12,656,688	$12,248,526

Intangible assets with definite life	Agreements and contracts	Curriculum	Foreign cooperative agreements	Agency fees	Total

Cost

August 31, 2012	$348,333	$3,206,147	$1,227,258	$3,672,374	$8,454,112
Additions	-	30,409	-	2,033,418	2,063,827
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	5,651	-	5,651

November 30, 2012	$348,333	$3,236,556	$1,232,909	$5,705,792	$10,523,590

Accumulated amortization

August 31, 2012	$(328,230)	$(870,070)	$(927,349)	$(2,132,930)	$(4,258,579)
Amortization	(15,066)	(63,945)	(39,607)	(1,539,444)	(1,658,062)
Disposals	-	-	-	-	-
Foreign exchange adjustments	-	-	(3,254)	-	(3,254)

November 30, 2012	$(343,296)	$(934,015)	$(970,210)	$(3,672,374)	$(5,919,895)

Net carrying amounts

At August 31, 2012	$20,103	$2,336,077	$299,909	$1,539,444	$4,195,533

At November 30, 2012	$5,037	$2,302,541	$262,699	$2,033,418	$4,603,695

Weighted average remaining useful life at November 30, 2012	0.08 years	9.20 years	5.41 years	0.99 years	5.35 years

Amortization of agency fees of $1,539,444 (2012 - $1,231,963) are presented in the statements of loss as Educational Direct Costs.

Intangible assets with indefinite life
	Accreditations and registrations	Brand-names and trade-names	Chinese university agreements	Total

Cost

August 31, 2012	$2,706,000	$4,886,000	$460,993	$8,052,993

November 30, 2012	$2,706,000	$4,886,000	$460,993	$8,052,993

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 4 – LONG-TERM DEBT

Long-term debt
The carrying value of debt in SSDC is as follows:

	November 30, 2012	August 31, 2012
Demand term instalment loan, payable in monthly instalments of $50,000 plus interest at the prime rate plus 2%, due February 2015	$1,400,000	$1,550,000

Promissory note payable at $460 per month including interest at 8.5% per annum, unsecured, due October 2013	34,232	34,232

	1,434,232	1,584,232
Less: current portion	(1,402,712)	(1,552,712)

	$31,520	$31,520

In addition, SSDC has a demand operating credit facility available in the amount of $1,500,000 with interest calculated at the prime rate plus 2%.  As at November 30, 2012, the demand operating facility was not utilized.

The demand operating credit facility and the demand term instalment loan is secured as follows:
●	first priority security interest in the assets of SSDC

●	assignment of fire and perils insurance on the property of SSDC

●	guarantee from KGIC on the bank indebtedness of SSDC

●	postponement of claims from the Company on advances to SSDC

The debt covenants, calculated using SSDC’s financial statements, of the demand term instalment loan are as follows:
●	the senior debt to earnings before interest, taxes, depreciation and amortization not to exceed 1.75 to 1.0 at any time

●	the adjusted current ratio is not less than 1.75 to 1.0 at any time

●	the adjusted fixed charge coverage ratio is not less than 1.2 to 1.0 at any time

The adjusted current ratio and the adjusted fixed charge coverage ratio are defined in accordance with the agreement between
SSDC and the banking facility.  As at November 30, 2012, none of the debt covenants have been violated, and the demand term instalment loan remains in good standing.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 5 – SHARE CAPITAL

Authorized shares
Authorized share capital consists of 150,000,000 common shares without par value.

Share purchase warrants
At November 30, 2012, the Company has 1,723,500 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to June 29, 2014, and 1,033,333 share purchase warrants outstanding exercisable at a price of $0.35 per share exercisable to July 11, 2014.

There was no share purchase warrant activity during the three months ended November 30, 2012.

Details of share purchase warrants outstanding and exercisable as at November 30, 2012 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	1.58 years
1,033,333	$0.35	July 11, 2014	1.61 years

2,756,833

Stock options
The Company has stock options outstanding to certain employees, officers and directors providing the right to purchase up to 4,533,000 shares at prices ranging from $0.24 per share to $0.80 per share exercisable for periods ending from May 3, 2013 to January 6, 2017.

The Company has in place a rolling stock option plan (the “Plan”) whereby a maximum of 10% of the issued and outstanding shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.  The material terms of the Plan are as follows:
●	The term of any options granted under the Plan is fixed by the board of directors at the time the options are granted, to a maximum term of five years.
●
The exercise price of any options granted under the Plan is determined by the board of directors, but shall not be less than the last closing price on the TSX Exchange of the Company’s common shares preceding the grant of such options, less any permitted discount.

●
Unless otherwise imposed by the board of directors, no vesting requirement applies to options granted under the Plan but a four month hold period, commencing from the date of grant of an option, applies to all shares issued upon exercise of an option.

●	All options granted under the Plan are non-assignable and non-transferable.
●
If an option holder ceases to hold a position with the Company in which the option holder would be eligible to be granted an option (other then by reason of death), then the option granted shall expire on the 30th day following the date that the option holder ceases to hold any such position.

There was no stock option activity during the three months ended November 30, 2012.

Details of options outstanding as at November 30, 2012 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

60,000	$0.80	May 3, 2013	0.42 years
50,000	$0.60	August 8, 2013	0.69 years
100,000	$0.54	October 13, 2013	0.87 years
1,265,000	$0.42	March 1, 2016	3.25 years
3,058,000	$0.24	January 6, 2017	4.10 years

4,533,000

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 6 – TREASURY SHARES

In accordance with TSX Exchange approval and the provisions of a normal course issuer bid, the Company from time to time acquires its own common shares into treasury.

Commencing February 15, 2012, and amended May 14, 2012, the Company received approval from the TSX to a normal course issuer bid to purchase for re-sale up to 3,000,000 (originally 725,000) of the Company’s common shares to a maximum aggregate acquisition cost of $1,000,000.  As at November 30, 2012, a total of 4,142,024 common shares with an accumulated cost of $3,699,227 have been recorded as treasury shares held.

Details of changes in the Company’s treasury shares balance are as follows:

	Number	Value

Balance, August 31, 2012	3,813,024	$3,631,510

Purchases of treasury shares	329,000	67,717

Balance, November 30, 2012	4,142,024	$3,699,227

NOTE 7 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	Three Months Ended November 30, 2012	Three Months Ended November 30, 2011

Advertising	$1,460,516	$1,023,218
Bank charges and interest	92,111	86,605
Consulting and management fees	485,239	395,306
Directors insurance	-	-
Investor relations	30,073	30,000
Office and general	743,559	808,087
Professional fees	268,455	228,910
Rent	1,383,987	1,384,162
Salaries and benefits	2,496,545	2,483,392
Travel and promotion	59,779	95,071

	$7,020,264	$6,534,751

NOTE 8 – NET CHANGES IN NON-CASH WORKING CAPITAL ITEMS

Net changes in non-cash working capital items are comprised of the following:

	Three Months Ended November 30, 2012	Three Months Ended November 30, 2011

Accounts receivable	$(1,640,884)	$(4,598,322)
Prepaid expenses	70,267	(95,565)
Inventory	(15,761)	60,289
Accounts payable and accrued liabilities	(153,193)	228,742
Provisions	(155,022)	(20,819)
Income taxes payable	-	(1,532)
Deferred educational revenues	1,623,737	6,325,602

	$(270,856)	$1,898,395

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 9 – RELATED PARTY TRANSACTIONS

Significant transactions between the Company and the following related parties:

	November 30, 2012	August 31, 2012

Accounts receivable - Weifang University (1)	$4,123,192	$2,922,580
Accounts payable - Weifang University (1)	$735,545	$1,060,700
Due to officers, employees and directors (2)	$77,653	$38,917
Due from officers, employees and directors (3)	$60,000	$62,500

1)
CIBT has a business venture with Weifang University with a 60% interest in Beihai College.  Beihai College is a PRC government approved college which has been in operation since 2002.  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)
As of November 30, 2012, the amount due to officers, employees and directors is comprised of $32,102 (August 31, 2012 – $966) due to officers of the Company and $45,551 (August 31, 2012 – $37,951) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)	As at November 30, 2012, $60,000 (August 31, 2012 – $62,500) was due from a director of the Company. The balance is being repaid by the director through quarterly instalments of $2,500 per quarter.

During the three month period ended November 30, 2012, the Company and its subsidiaries incurred $206,054 (2012 - $194,554) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 10 – SEGMENTED INFORMATION

The Company’s primary industry and geographic segments are in China where CIBT operates technical and career training schools, and in Canada where SSDC and KGIC operates technical and career training schools and IRIX conducts web design and advertising services.  The Company’s corporate operations are also in Canada.  Transactions between CIBT, SSDC, KGIC, IRIX and the Company (Corporate) are reported as inter-segment transactions, and are eliminated on consolidation.  Inter-segment transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.  Information reported to the Company's Chief Executive Officer for the purposes of resource allocation and assessment of segment performance focuses on the Company's business segments by geographic segments.

Industry and Geographic Segments	Three Months Ended November 30, 2012
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$687,298	$6,137,724	$5,280,120	$-	$-	$12,105,142
Design and advertising	-	-	-	479,126	-	479,126
Commissions and referral fees	-	-	-	-	153,041	153,041

	$687,298	$6,137,724	$5,280,120	$479,126	$153,041	$12,737,309

Revenues, net of direct costs	$353,810	$3,786,883	$2,410,502	$279,163	$67,158	$6,897,516

Other expenses and items:
General and administrative	(318,496)	(3,385,745)	(2,237,785)	(239,030)	(839,208)	(7,020,264)
Amortization	(44,895)	(176,491)	(106,037)	(7,018)	(38,115)	(372,556)
Share-based payment expense	-	-	-	-	(29,945)	(29,945)
Business development costs	-	-	-	-	-	-
Interest income	531	-	-	140	-	671
Foreign exchange gain (loss)	12,922	-	-	(333)	(683)	11,906
Finance costs	-	(14,001)	(1,548)	-	-	(15,549)
Gain (loss) on disposal of assets	-	-	-	-	-	-
Income tax recovery (provision), net	-	-	-	-	48,375	(86,505)
Inter-segment transactions	(8,955)	(496,778)	(96,128)	8,955	592,906	-

Net income (loss)	$(5,083)	$(286,132)	$(30,996)	$41,877	$(247,887)	$(528,221)

Total assets	$6,137,482	$22,274,215	$12,229,260	$523,524	$4,085,011	$45,249,492

Property and equipment	$430,361	$1,679,962	$1,018,134	$136,404	$73,850	$3,338,711

Intangible assets	$683,292	$9,073,708	$2,894,651	$-	$5,037	$12,656,688

Goodwill	$-	$4,793,303	$3,692,488	$-	$-	$8,485,791

Total liabilities	$2,580,021	$18,134,463	$7,098,502	$533,643	$504,904	$28,851,533

Non-controlling interests	$843,100	$504,648	$-	$(124,605)	$-	$1,223,143

Capital expenditures	$1,755	$51,021	$12,200	$2,077	$-	$67,053

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 10 – SEGMENTED INFORMATION (cont’d)

Industry and Geographic Segments	Three Months Ended November 30, 2011
	CIBT (China)	SSDC (Canada)	KGIC (Canada)	IRIX (Canada)	Corporate (Canada)	Consolidated
Revenues
Educational	$841,054	$6,868,893	$4,417,353	$-	$-	$12,127,300
Design and advertising	-	-	-	516,063	-	516,063
Commissions and referral fees	-	-	-	-	-	-

	$841,054	$6,868,893	$4,417,353	$516,063	$-	$12,643,363

Revenues, net of direct costs	$383,272	$4,272,397	$1,906,004	$291,690	$-	$6,853,363

Other expenses and items:
General and administrative	(442,051)	(3,346,878)	(1,871,872)	(223,101)	(650,849)	(6,534,751)
Amortization	(44,337)	(167,022)	(69,235)	(7,428)	(19,895)	(307,917)
Share-based payment expense	-	-	-	-	(12,738)	(12,738)
Business development costs	(16,511)	-	-	-	-	(16,511)
Interest income	1,112	-	-	450	-	1,562
Foreign exchange gain (loss)	71,413	-	-	974	3,611	75,998
Finance costs	-	(35,660)	-	-	-	(35,660)
Gain (loss) on disposal of assets	-	3,583	-	-	-	3,583
Income tax recovery (provision), net	(239)	(17,505)	-	-	42,112	24,368
Inter-segment transactions	-	(548,128)	(133,346)	-	681,474	-

Net income (loss)	$(47,341)	$160,787	$(168,449)	$62,585	$43,715	$51,297

Total assets	$6,747,256	$26,345,011	$11,562,532	$560,008	$3,343,086	$48,557,893

Property and equipment	$415,248	$1,668,792	$325,017	$159,645	$34,037	$2,602,739

Intangible assets	$724,845	$8,256,935	$3,250,579	$-	$65,301	$12,297,660

Goodwill	$-	$4,793,303	$3,542,488	$-	$-	$8,335,791

Total liabilities	$2,817,318	$20,800,028	$5,723,419	$466,508	$529,142	$30,336,415

Non-controlling interests	$694,539	$511,079	$-	$(62,037)	$-	$1,143,581

Capital expenditures	$976	$6,631	$25,784	$2,750	$-	$36,141

CIBT EDUCATION GROUP INC.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
NOVEMBER 30, 2012
(Unaudited)

NOTE 11 – SUBSEQUENT EVENTS

On January 9, 2013, the Company announced that it has entered into a Letter of Intent with Linkman International Language Institute (“Linkman”) to acquire shares from treasury representing 95% of all issued and outstanding shares of Linkman at closing.  Subject to due diligence, the receipt of all necessary approvals and the satisfaction of other conditions, this acquisition is expected to close within the next eight weeks.  The purchase price for the acquisition of the Linkman shares will be determined after completion of the due diligence.

Linkman is a language training institution in China that operates two campuses in the province of Zhejiang, within the cities of Hangzhou and Xiaoshan.  Linkman specializes in English language training for students in elementary and middle school, but also train students in high school as well as adults.